UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT No. 7)

Stanley, Inc.
(Name of Subject Company)

Stanley, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

854532108
(CUSIP Number of Class of Securities)

Scott D. Chaplin, Esq.
Senior Vice President and General Counsel
Stanley, Inc.
3101 Wilson Boulevard, Suite 700
Arlington, VA 22201
Telephone: (703) 684-1125
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Stephen L. Burns, Esq.
Craig F. Arcella, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Telephone: (212) 474-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Stanley, Inc., a Delaware corporation (the “Company”), initially filed on May 20, 2010, as amended by Amendment No. 1 thereto filed on May 26, 2010, Amendment No. 2 thereto filed on June 1, 2010, Amendment No. 3 thereto filed on June 8, 2010, Amendment No. 4 thereto filed on June 18, 2010, Amendment No. 5 thereto filed on July 12, 2010 and Amendment No. 6 thereto filed on July 16, 2010 (the “Initial Schedule 14D-9”). The Initial Schedule 14D-9 relates to the cash tender offer by CGI Fairfax Corporation (the “Offeror”), a Delaware corporation and an indirect wholly owned subsidiary of CGI Group Inc., a corporation organized under the laws of the Province of Québec, Canada (“CGI”), disclosed in a Tender Offer Statement on Schedule TO, dated May 20, 2010 (the “Schedule TO”), filed with the Securities and Exchange Commission, to purchase all of the outstanding common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), at a price of $37.50 per share of Company Common Stock, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 20, 2010 and in the related Letter of Transmittal, which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
Subsection of Item 4 entitled “Background of the Offer and Reasons for Recommendation—Background of the Offer” is amended and supplemented by replacing the fifth sentence of the first paragraph with the following:
“During the 2008 Process, which ran from the spring of 2008 into the fall of 2008, the investment bank contacted 14 companies, selected based on their size, operational and overall business similarities with the Company’s business and perceived financial ability to consummate a transaction with the Company. CGI was not contacted as part of the 2008 Process.”
Subsection of Item 4 entitled “Background of the Offer and Reasons for Recommendation—Background of the Offer” is amended and supplemented by adding the following to the end of the seventh paragraph:
“In February 2010, prior to Sagent being retained by the Company as an independent financial advisor, representatives of Sagent met with representatives of CGI to discuss CGI’s potential strategic plans or options with respect to acquisitions CGI might make. Those discussions were at a high level of generality and preliminary. There was no discussion of Sagent being retained by CGI to perform any specific work for CGI. After that February 2010 meeting, and after Sagent was retained by the Company, CGI and Sagent had certain follow-up discussions and correspondence, during which the possibility of CGI engaging Sagent for potential assignments in the future was discussed. Sagent was not, and never has been, retained by CGI for any purpose. From the outset, Sagent informed CGI that if it were to engage in strategic discussions with Stanley, Sagent would likely advise Stanley in connection with those discussions. The Company does not believe Sagent’s contacts with CGI created, or created any risk of, a conflict of interest on the part of Sagent, nor does the Company believe that those discussions were material.”
Item 4 of the Initial Schedule 14D-9 is amended and supplemented by adding the following new subsection immediately before the subsection entitled “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor”:
     “Certain Company Forecasts
     The Company generally does not make public financial forecasts as to future performance, earnings or other results beyond the current fiscal year, and the Company is especially cautious of making financial forecasts for extended periods due to the unpredictability and uncertainty of the assumptions and estimates that must be incorporated in forecasts of financial results in future years. In connection with the discussions leading to the announcement of the transaction, however, the Company provided to Sagent, CGI and Deutsche Bank Securities Inc. (“DBSI”), CGI’s financial advisor, certain non-public financial forecasts of the Company on a standalone basis (the “Company Forecasts”) that had been prepared by management for internal planning purposes and that are subjective in many respects. The Company has included below a subset of these Company forecasts, which were based on certain assumptions regarding future revenue growth of the Company and the timing, nature and mix of its revenue sources, in order to give the Company’s stockholders access to certain non-public information that was furnished to and considered by Sagent, CGI and DBSI.
     The Company Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward complying with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or with generally accepted accounting principles, but, in the view of the Company’s management, were prepared on a reasonable basis, reflected the best estimates and judgments available at the time of preparation, and at such time presented, to the best of management’s knowledge and belief, a reasonable projection of the future financial performance of the Company on a standalone basis. Therefore, the Company Forecasts are not fact and should not be relied upon as being indicative of future results, and readers of this Statement are cautioned not to rely on the Company Forecasts. It should be noted that, since the time that the Company Forecasts were prepared, circumstances such as the projected timing of certain contract revenues have changed, and the Company Forecasts no longer reflect the best estimates and judgments of the Company’s management regarding the future financial performance of the Company. Neither the Company’s independent auditors nor any other independent accountants have compiled, examined or performed any procedures with respect to the Company Forecasts, nor have they expressed any opinion or any other form of assurance on such Company Forecasts or their achievability.
     The Company Forecasts provided to Sagent included, among other projections, 5-year projections of revenue, EBITDA and net income prepared by the Company’s management in the first half of calendar year 2010. The Company Forecasts provided to CGI and DBSI included, among other projections, 2-year projections of revenue, EBITDA and net income. These projections assumed that the Company would continue its business generally as then conducted and that the Company would not take any extraordinary actions, such as acquisitions or dispositions of assets or properties or refinancing of indebtedness.
     A chart providing certain selected financial data for fiscal years 2011 through 2015 included in the Company Forecasts is set forth below.
Summary Internal Financial Forecast of the Company (in millions)

	Fiscal Year Ended March 31,
	2010	2011	2012	2013	2014	2015
Revenue	$884.80	$960.00	$1,080.00	$1,188.00	$1,306.80	$1,437.50
EBITDA	$91.30	$98.10	$108.80	$119.70	$131.70	$144.90
Net Income	$46.30	$50.60	$58.50	$67.20	$75.40	$83.80
     The summary of these Company Forecasts is not being included in this Statement to influence your decision whether to tender your shares of Company Common Stock, but solely because these Company Forecasts were provided by the Company to Sagent, CGI and DBSI. These Company Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. As noted above, circumstances such as the projected timing of certain contract revenues have changed since the preparation of the Company Forecasts and therefore they do not represent the Company’s current projection of revenue, EBITDA or net income. Important factors that may affect actual results include, but are not limited to, risks and uncertainties relating to the Company’s business (including its ability to achieve strategic goals, win government contracts and meet objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other factors. The Company Forecasts also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these Company Forecasts.
     The inclusion of these Company Forecasts in this Statement should not be regarded as an indication that the Company or its affiliates, advisors or representatives considered the Company Forecasts to be predictive of actual future events, and the Company Forecasts should not be relied upon as such. None of the Company or any of its affiliates, advisors or representatives undertakes any obligation to update or otherwise revise or reconcile the Company Forecasts to reflect circumstances existing after the date the Company Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Company Forecasts are shown to be in error. The Company does not intend to make publicly available any update or other revision to these Company Forecasts. Neither the Company nor any of its affiliates, advisors or representatives has made or makes any representation to any stockholder or other person regarding the Company’s ultimate performance compared to the information contained in these Company Forecasts or that forecasted results will be achieved. The Company has made no representation to Sagent, DBSI or CGI, in the Merger Agreement or otherwise, concerning the Company Forecasts.

     The Company Forecasts are being disclosed herein in connection with the settlement of a stockholder class action filed against the Company in connection with the Offer and the Merger. Notwithstanding their disclosure herein, the Company denies that the Company Forecasts constitute material information or that the disclosure originally provided in this Statement was in any way materially inadequate.”
Subsection of Item 4 entitled “Opinion of the Company’s Financial Advisor” is amended and supplemented by replacing the second sentence of the first paragraph in the “Selected Public Companies Analysis” with the following:
“These companies were selected because of their operational and overall business similarities with the Company’s business, including the fact that the companies’ businesses are largely focused on providing information technology services to the United States government and the fact that the companies compete with one another to provide those services.”
Subsection of Item 4 entitled “Opinion of the Company’s Financial Advisor” is amended and supplemented by replacing the fourth sentence of the third paragraph in the “Selected Public Companies Analysis” with the following:
“Estimated financial data for the selected companies was based on consensus research analysts’ estimates provided by First Call.”
Subsection of Item 4 entitled “Opinion of the Company’s Financial Advisor” is amended and supplemented by replacing the second sentence of the first paragraph in the “Discounted Cash Flow Analysis” with the following:
“Sagent calculated a range of terminal values for the Company by applying perpetuity growth rates ranging from 3.25% to 3.75%, based on Sagent’s judgment that the Company’s growth prospects were slightly higher than anticipated GDP growth.”
ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
Item 5 of the Initial Schedule 14D-9 is amended and supplemented by replacing the third sentence of the first paragraph with the following:
“Pursuant to the terms of the engagement letter, the Company has agreed to pay Sagent a fee of $1.4 million for its services in connection with rendering its fairness opinion, which fee is not contingent on the consummation of the Offer and the Merger, as well as an additional advisory fee of approximately $6.4 million, which is contingent on the consummation of the Offer.”
ITEM 8. ADDITIONAL INFORMATION.
The subsection of Item 8 entitled “Certain Litigation” is amended and supplemented by replacing the last sentence of the first paragraph with the following:
“On August 2, 2010, Continuum Capital filed a substantially similar suit in the Court of Chancery of the State of Delaware (together with the action previously filed in Virginia, the “Stockholder Actions”).”
The subsection of Item 8 entitled “Certain Litigation” is amended and supplemented by adding the following paragraph to the end of such subsection:
     “On August 2, 2010, the parties to the Stockholder Actions entered into a memorandum of understanding (“MOU”), providing for a settlement, subject to court approval, of the Stockholder Actions. The settlement will be submitted to the Delaware Chancery Court for approval. The settlement provided for in the MOU, if approved by the Delaware court, will resolve all of the allegations and claims asserted by the plaintiff in the Stockholder Actions against all defendants in connection with the Offer and the Merger and will further provide for the release and settlement by the class of the Company’s stockholders of all claims against the defendants and their affiliates and agents in connection with the Offer and the Merger. As part of the settlement, the defendants deny all allegations of wrongdoing and deny that the disclosures in the Initial Schedule 14D-9 were inadequate, but have agreed to provide certain supplemental disclosures set forth in this Amendment. The settlement will not affect the amount of consideration to be paid pursuant to the Offer and the Merger.”
Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by adding the following subsection at the end of Item 8:
     “Alternative Acquisition Proposals
     As disclosed above, the Merger Agreement permits the Company Board to authorize the Company and its subsidiaries to provide information to and engage in discussions or negotiations with a third party following the receipt of a bona fide written alternative acquisition proposal that the Company Board determines in good faith, after consultation with outside legal counsel and the Company’s independent financial advisor, constitutes or could reasonably be expected to lead to a superior proposal. As of the date of this Amendment, the Company has not received any alternative acquisition proposal from a third party.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

STANLEY, INC.
By:	/s/ Philip O. Nolan
	Name:	Philip O. Nolan
	Title:	Chairman, President and Chief Executive Officer

Dated: August 2, 2010

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